UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO RELEASES ADDITIONAL INFORMATION REGARDING EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, December 2, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) GAP informs the following regarding the extraordinary shareholders’ meeting that was scheduled to take place on December 3, 2013, in order to keep shareholders and the general public informed in a fair and truthful manner:

1. GAP, with full confidence in the Judicial Power of the Federal Court and, in a strongly institutional environment, requested and obtained from the 6th Civil District Court for the First Circuit, a provisional injunction under the case number 1053/2013, upon an initial and provisional review of the legality of the order issued by the 38th Judge of Civil Matters in the Federal District Court, which irregularly convoked and permitted an extraordinary shareholders’ meeting for GAP’s Series B shareholders. The 6th Civil Court for the First Circuit determined the following:

"…in respect of the rights violating act, as contained in the November 12, 2013 order issued in the special mercantile proceeding, document number 1017/2013, of the 38th JUDGE FOR CIVIL MATTERS IN THE SUPERIOR FEDERAL DISTRICT COURT; on the basis of Article 128 of the Law of Amparo, as the plaintiff requests the injunction in question and no prejudice to the social interest would be caused or any public policy breached by the granting thereof; the requested provisional suspension is granted, such that, for the moment, things may remain as they are within the afore-mentioned special proceeding, and as a result thereof, the Shareholders’ Meeting for Grupo Aeroportuario del Pacífico, S.A.B. de C.V., will not take place nor will any act occur in furtherance of the meeting ordered in the special proceeding from which the relevant violation derives; pending a definitive resolution on the requested suspension."

The federal judicial order, issued on November 27, 2013 and which currently remains in effect, is a constitutional mandate that clearly prohibits a future act: “the Shareholders’ Meeting for Grupo Aeroportuario del Pacífico, S.A.B. de C.V., will not take place nor will any act occur in furtherance of the meeting ordered in the special proceeding from which the relevant violation derives.” In the Company’s opinion, one does not need to be a legal expert to understand that the acts forbidden by this order cannot be pursued without violating this judicial order or becoming a participant in the violation, for the order allows no other interpretation.

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

Grupo Mexico, S.A.B. de C.V. ("GMEXICO") and the 38th Judge for Civil Matters in the Federal District Court have been notified of this mandate.

2. The Company believes that the carrying out of the irregular shareholders’ meeting would result in the committing of civil and criminal acts under the provisions of, among others, Article 262, section III of the Amparo Law, in relation to the13th of the Federal Penal Code, not only by the 38th Civil Judge, but also by GMEXICO’s officials and any persons who knowingly participate in such Assembly.

It is the opinion of the Company that GMEXICO seeks to misinform in order to achieve its purpose via the participation of deceived individuals. Otherwise, one could not explain the content of GMEXICO’s press releases in which it has claimed to be unaware of the scope of the judicial order and in which they clearly contemplate taking prohibited actions. It is of note that GAP’s Strategic Partner has also obtained a similar judicial order against the shareholders’ meeting.

GAP makes available the full text of the judicial injunction obtained by the Company. If GMEXICO intends to legally carry out the shareholders’ meeting (as of now subject to the afore-mentioned judicial injunction), it shall need to provide evidence of the appropriate authorizations from the Sixth Civil District Court, or of a Circuit Court, without which the carrying out of such shareholders’ meeting would be an arbitrary act in defiance of the institutions of Mexico.

3. It is worth mentioning that GAP is not seeking to bar the holding of the shareholders’ meeting in a gratuitous and unjustified manner; to the contrary, the Company has contested the order of the 38th Civil Judge based on the court’s unusual authorization of the shareholders’ meeting in a manner that differs from the way GAP’s governing by-laws allow. This unusual authorization would facilitate the creation of fictitious majorities and exclude various shareholders from the discussion and the approval of the items on the meeting agenda, among other serious irregularities, all of which served as determining factors for the Federal Judge to grant the suspension of the convocation requested by the Company.

4. Acting in defense of its by-laws through legal mechanisms and respecting the institutions of Mexico, GAP will at all times reject the celebration of any shareholders’ meetings that do not respect the necessary formalities required by the Company to guarantee the full exercise of the rights of all shareholders and interested parties.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: December 3, 2013